------------------------------
                                                          OMB APPROVAL
                                                          ------------
                                                  OMB Number: 3235-0145
                                                  Expires: August 31, 1999
                                                  Estimated Average Burden
                                                  Hours Per Response . . . 14.90
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        IMAGING TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45244U104
                                 (CUSIP Number)

                                   E.C. Morgan
                            Morgan Capital Management
                       One Embarcadero Center, Suite 2830
                         San Francisco, California 94111
                                 (415) 788-3232
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(d), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 2 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                  Ellison Christopher Morgan, SSN ###-##-####
                  Morgan Capital Management
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                           29,340
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER

                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                            29,340
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   29,340
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.23%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN
--------- ----------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 3 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Ellison Carl Morgan, SSN ###-##-####
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                    100,000
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                     0
                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                     100,000
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                     0
-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            100,000
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.78%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------- ----------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 4 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
           MCM Partners, L.P.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC; BK
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   214,000
                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   214,000
-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            214,000
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.67%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------- ----------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 5 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
           Ellison C. Morgan Revocable Trust
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------- ----------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 6 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           2030 Investors, LLC
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WK
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------- ----------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                              Page 7 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           2030 Investors 401K
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
         (SEE INSTRUCTIONS)                                                     (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           BK
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   0
                           ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------- ----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                          Page 8 of 16 Pages
--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This statement is the third amendment to a statement on Schedule 13D filed in respect of the Common Stock of Imaging Technologies Corporation, a Delaware corporation (the "Company"), formerly named "PCPI Technologies", by a group currently consisting of Ellison Christopher Morgan, MCM Partners, L.P. ("MCM Partners"), Ellison C. Morgan Revocable Trust ("E.C. Morgan Revocable Trust"), 2030 Investors LLC ("2030 Investors"), 2030 Investors 401K ("2030 Investors 401K") and Ellison Carl Morgan, as trustee (collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

Common Stock, par value $.01 per share

         Imaging Technologies Corporation
         11031 Via Frontera, Suite 100
         San Diego, California 92127

Item 2.   Identity and Background.

Name:                               MCM Partners, L.P.

Place of Organization:              California

Principal Business:                 Investments

Address of Principal
Business and Office:                One Embarcadero Center, Suite 2830
                                    San Francisco, CA 94111

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                          Page 9 of 16 Pages
--------------------------------------------------------------------------------


Name:                               Ellison C. Morgan Revocable Trust

Place of Organization:              Oregon

Principal Business:                 Investments

Address of Principal
Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

Citizenship:                        USA



Name:                               2030 Investors, LLC

Place of Organization:              Oregon

Principal Business:                 Investments

Address of Principal
Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                          Page 10 of 16 Pages
--------------------------------------------------------------------------------


Name:                               2030 Investors 401K

Place of Organization:              Oregon

Principal Business:                 Investments
Address of Principal

Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None


         Ellison Christopher Morgan and Morgan Capital Management are the general partners of MCM Partners, L.P. Ellison Christopher Morgan is the sole stockholder, director and officer of Morgan Capital Management.

         Ellison Carl Morgan is the sole trustee of the Ellison C. Morgan Revocable Trust dated 9/9/82 (the "Trust"). The business address of Ellison Carl Morgan is 121 S.W. Salmon Street, Suite 1400, Portland, Oregon 97204. Mr. Morgan's present principal occupation is President of 2030 Investors LLC, 121 S.W. Salmon Street, Suite 1400, Portland, Oregon 97204. Except as described below, none of the reporting parties has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ellison Christopher Morgan and Ellison Carl Morgan are citizens of the United States.

         On September 30, 1998, Ellison Carl Morgan entered into a settlement agreement with the Securities and Exchange Commission (the "Commission") pursuant to which, without admitting or denying the Commission's allegations, Mr. Morgan consented to the issuance of a permanent injunction prohibiting him from violating in the future Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The Commission alleged Mr. Morgan engaged in one or more transactions in 1996 involving the securities of Portland General

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                         Page 11 of 16 Pages
--------------------------------------------------------------------------------


Corporation while in possession of material non-public information regarding its pending acquisition by Enron Group. In settlement of the Commission's lawsuit, Mr. Morgan also agreed to disgorge certain trading profits, and pay civil penalties and pre-judgment interest, in an aggregate amount of $229,808.02. Securities and Exchange Commission v. Ellison C. Morgan and Peter J. Brix, United States District Court for the Southern District of New York, Civil Action No. 98 CIV 6905 (DC).

Item 3.   Source and Amount of Funds or Other Consideration.

         No purchases of Company's  common stock have transpired  since the last
Schedule 13D amendment was filed.

Item 4.   Purpose of Transaction.

         The shares originally were purchased by the Reporting Persons for investment purposes, and are now being disposed of for the same reason.

         The Reporting Persons are reviewing their alternatives and intend to closely monitor developments relating to and affecting the Company.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) As of February 4, 1999, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 12,801,078 shares of Common Stock outstanding by the Company on October 9, 1998 according to the Company's Form 10-K Annual Report for the year ended June 30, 1998).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                         Page 12 of 16 Pages
--------------------------------------------------------------------------------


         (i) Ellison Christopher Morgan, Morgan Capital Management, owned 29,340 shares (0.23%)

         (ii)  Ellison Carl Morgan owned 100,000 shares (0.78%)

         (iii) MCM Partners, LP owned 214,000 shares (1.67%)

         (iv)  Ellison C. Morgan Revocable Trust owned 0 shares (0%)

         (v)   2030 Investors, LLC owned 0 shares (0%)

         (vi)  2030 Investors 401K owned 0 shares (0%)

         (vii) Total of the above is 343,340 shares (2.68%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 3 to the Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) See Schedule A for a listing of transactions in shares of Common Stock or other securities of the Company by the Reporting Persons not previously reported on this Schedule 13D. All such transactions were effected in open market transactions.

(d) Not applicable.

(e) As of February 1, 1999, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Company's common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships
               with Respect to Securities of the Issuer.

         As set forth under Item 5, Ellison Christopher Morgan makes voting and dispositive decisions for MCM Partners, L.P. and Morgan Capital Management.

         On or about September 17, 1998, Ellison Carl Morgan entered into the following agreements with the Company involving securities of the Company:

         (a) Purchased 100,000 shares of the Company's Common Stock at a purchase price of $2.50 per share, pursuant to the terms of a Common Stock Purchase Agreement dated September 17, 1998.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                         Page 13 of 16 Pages
--------------------------------------------------------------------------------


         (b)      Received a  Convertible  Subordinated  Promissory  Note in the
                  amount of $237,500 maturing September 16, 2000. The Convertible Note is convertible into the issuer's Common Stock at any time prior to maturity at a purchase price (subject to adjustment) of $2.025 per share.

         (c) Entered into a Registration Rights Agreement pursuant to which the Company agreed to cause to be registered with the Securities and Exchange Commission certain shares of its Common Stock purchased, or which may be purchased, by Mr. Morgan pursuant to the above agreement.

Item 7.   Matter to be filed as Exhibits

                  Not applicable.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                         Page 14 of 16 Pages
--------------------------------------------------------------------------------


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   February 8, 1999


By: /s/ Ellison Christopher Morgan            By: /s/ Ellison Carl Morgan
    ------------------------------                ------------------------------
    Ellison Christopher Morgan                    Ellison Carl Morgan


MCM PARTNERS, L.P.


By: /s/ E. C. Morgan
    ------------------------------
    E.C. Morgan, General Partner



ELLISON C. MORGAN REVOCABLE TRUST


By: /s/ Ellison C. Morgan
    ------------------------------
    Ellison C. Morgan, Trustee

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 45244U104                                         Page 15 of 16 Pages
--------------------------------------------------------------------------------


2030 INVESTORS, LLC


By: /s/ Ellison Carl Morgan
    ------------------------------
    Ellison Carl Morgan



2030 INVESTORS 401K


By: /s/ Ellison Carl Morgan
    ------------------------------
    Ellison Carl Morgan

                                                        SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45244U104                                                                                     Page 16 of 16 Pages
----------------------------------------------------------------------------------------------------------------------------

                                                         SCHEDULE A

                                                TRANSACTIONS IN COMMON STOCK


----------------------------------------------------------------------------------------------------------------------------
                                                                               Bought             Average
           Party                                              Date             (Sold)              Price      Aggregate Price
----------------------------------------------------------------------------------------------------------------------------
2030 Investors LLC                                          01/25/99           (12,030)            1.3770     $    16,274.45
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           01/26/99           (11,100)            1.2900     $    14,156.90
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           01/27/99           (20,000)            1.2570     $    24,750.40
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           01/28/99           (48,900)            1.3000     $    62,199.23
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           01/29/99          (115,000)            2.8240     $   321,315.36
----------------------------------------------------------------------------------------------------------------------------
2030 Investors LLC                                          01/29/99           (10,000)            3.8200     $    37,679.96
----------------------------------------------------------------------------------------------------------------------------
2030 Investors LLC                                          01/29/99           (20,000)            3.1000     $    61,407.28
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           02/01/99           (40,000)            4.3480     $   172,326.69
----------------------------------------------------------------------------------------------------------------------------
2030 Investors LLC                                          02/01/99           (41,000)            4.9000     $   199,348.29
----------------------------------------------------------------------------------------------------------------------------
MCM Partners, L.P.                                          02/01/99          (360,000)            4.0190     $ 1,432,463.76
----------------------------------------------------------------------------------------------------------------------------
2030 Investors LLC                                          02/02/99           (10,000)            2.9200     $    28,812.77
----------------------------------------------------------------------------------------------------------------------------
MCM Partners, L.P.                                          02/02/99          (186,000)            3.3450     $   614,820.85
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           02/04/99           (15,000)            2.0937     $    31,405.50
----------------------------------------------------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust                           02/04/99           (12,500)            2.6250     $    32,812.50
----------------------------------------------------------------------------------------------------------------------------
         Total                                                                (901,530)                       $ 3,049,773.94
----------------------------------------------------------------------------------------------------------------------------